                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)


                         Productivity Technologies Corp.
                         -------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    743088106
                                    ---------
                                 (CUSIP Number)

                                 Danniel Stevens
                         Stevens Financial Group, L.L.C.
                        3333 Warrenville Road, Suite 200
                              Lisle, Illinois 60532

                                 with a copy to:

                                Jeffrey M. Weiner
                                Piper Rudnick LLP
                     1999 Avenue of the Stars, Fourth Floor
                       Los Angeles, California 90067-6022
                       ----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 16, 2004
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

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CUSIP No. 743088106
-------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS

                         Stevens Financial Group, L.L.C.
-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [ ]
                                                                     (b)  [X]

-------------------------------------------------------------------------------
 3    SEC USE ONLY

-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

                                       WC
-------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                     [ ]
-------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Illinois
-------------------------------------------------------------------------------
NUMBER OF SHARES        7    SOLE VOTING POWER
  BENEFICIALLY
 OWNED BY EACH                                      166,500
REPORTING PERSON        -------------------------------------------------------
      WITH              8    SHARED VOTING POWER

                                                    278,700
                        -------------------------------------------------------
                        9    SOLE DISPOSITIVE POWER

                                                    166,500
                        -------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                                                    278,700
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     278,700
-------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [ ]
-------------------------------------------------------------------------------
             13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     10.14%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

                                     OO (limited liability company)
-------------------------------------------------------------------------------

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CUSIP No. 743088106
-------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS

                                 Danniel Stevens
-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [ ]
                                                                     (b)  [X]

-------------------------------------------------------------------------------
 3    SEC USE ONLY

-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

                                       OO
-------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                     [ ]
-------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States
-------------------------------------------------------------------------------
NUMBER OF SHARES        7    SOLE VOTING POWER
  BENEFICIALLY
 OWNED BY EACH                                        5,000
REPORTING PERSON        -------------------------------------------------------
      WITH              8    SHARED VOTING POWER

                                                    278,700
                        -------------------------------------------------------
                        9    SOLE DISPOSITIVE POWER

                                                      5,000
                        -------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                                                    278,700
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     283,700
-------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [ ]
-------------------------------------------------------------------------------
             13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     10.33%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

                                       IN
-------------------------------------------------------------------------------

This Amendment No. 1 to Schedule 13D amends and restates in its entirety the
Schedule 13D previously filed with the Securities and Exchange Commission (the "Original Filing").

ITEM 1. SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the common stock, par value $.001 per share (the "Shares"), of Productivity Technologies Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3100 Copper Avenue, Fenton, Michigan 48430.

ITEM 2. IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by (i) Stevens Financial Group, L.L.C., an Illinois limited liability company ("SFG") and (ii) Danniel Stevens, a citizen of the United States (collectively with SFG, the "Reporting Parties"). The principal office address of SFG, and the business address of Mr. Stevens, is c/o Stevens Financial Group, L.L.C., Central Park of Lisle Center, 3333 Warrenville Road, Suite 200, Lisle, Illinois 60532. Mr. Stevens is the managing member and sole manager of SFG and chief executive officer of Stevens Equity Holdings, a unit of SFG. SFG is engaged in financial consulting, evaluating, investing in and acquiring businesses. In the normal course of its business, SFG may identify investment opportunities which the Reporting Parties and Owners (as defined in Item 5(b)) may pursue in their discretion.

         During the last five (5) years, none of the Reporting Parties or Owners have been convicted of any criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five (5) years none of the Reporting Parties or Owners have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Beneficial ownership of the Shares of the Issuer to which this statement relates was acquired with working capital of SFG and personal funds of Mr. Stevens and the Owners pursuant to transactions initiated on behalf of the Reporting Parties and Owners by Mr. Stevens.

ITEM 4. PURPOSE OF TRANSACTION.

         The Shares of the Issuer to which this statement relates were acquired for investment purposes. Depending on price, availability, market conditions and other factors that may affect their investment judgment, the Reporting Parties and Owners may acquire additional Shares or dispose of any or all of their Shares, in the open market or otherwise. Due to the increased number of Shares owned by the Reporting Parties and Owners since the filing of the Original Filing, Mr. Stevens and/or SFG may communicate with the Issuer in the future to discuss the Issuer and its operations. The Reporting Parties and Owners reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on November 23, 2004, SFG and Mr. Stevens may be deemed to beneficially own 278,700 and 283,700 Shares, respectively, representing approximately 10.14% and 10.33% of the Issuer's outstanding Shares, respectively (based upon the 2,747,500 Shares stated to be outstanding as of November 16, 2004 by the Issuer in its Form 10-Q filing, filed with the Securities and Exchange Commission on November 22, 2004). Of these Shares, SFG and Mr. Stevens directly own 166,500 and 5,000 Shares, respectively, which represent approximately 6.06% and 0.18% of the Issuer's outstanding Shares, respectively (based on 2,747,500 Shares outstanding). Mr. Stevens may be deemed for certain purposes to share beneficial ownership of the 278,700 Shares owned by SFG and the Owners by reason of the understandings described in Item 6. By virtue of Mr. Stevens' relationship with SFG (as disclosed in Item 2), SFG may be deemed to share beneficial ownership of the 278,700 Shares owned by SFG and the Owners. SFG disclaims beneficial ownership of such Shares for all other purposes.

         (b) SFG and Mr. Stevens may be deemed to have the sole power to vote or direct the vote and to dispose or to direct the disposition of 166,500 and 5,000 Shares, respectively. Mr. Stevens and SFG each may be deemed to have shared power to vote or direct the vote and to dispose or to direct the disposition of
(i) 96,000 Shares owned by Robert H. Moton, (ii) 6,200 Shares owned by Alonia Ruth Moton and (iii) 10,000 Shares owned by Jacquelyn Marie Lee-Stevens (collectively with Mr. Moton and Ms. Moton, the "Owners"). Each of the Owners are citizens of the United States. The business address of each of the Owners is c/o Stevens Financial Group, L.L.C., Central Park of Lisle Center, 3333 Warrenville Road, Suite 200, Lisle, Illinois 60532. Mr. Moton and Ms. Moton are presently retired. Ms. Lee-Stevens is a human resource services manager.

         (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Parties (whether on behalf of a Reporting Party or Owner). All such transactions were effected in the open market and the table includes commissions paid.

REPORTING PARTY/                  NO. OF SHARES
     OWNER             DATE         PURCHASED       PRICE PER SHARE
---------------      --------     -------------     ---------------
Robert H. Moton      11/23/04         5,000               0.76
Robert H. Moton      11/23/04         3,500               0.65
Robert H. Moton      11/23/04         5,000               0.65
Robert H. Moton      11/23/04         2,500               0.58
Robert H. Moton      11/22/04         5,000               0.51
Robert H. Moton      11/22/04         5,000               0.51
Robert H. Moton      11/19/04         5,000               0.50
Robert H. Moton      11/17/04         5,000               0.42
Robert H. Moton      11/17/04         5,000               0.43
Robert H. Moton      11/17/04         5,000               0.43
Robert H. Moton      11/16/04         5,000               0.42
Robert H. Moton      11/16/04         5,000               0.43
Robert H. Moton      11/16/04         5,000               0.44
Robert H. Moton      11/16/04         5,000               0.45
Robert H. Moton      11/16/04         5,000               0.47

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
REPORTING PARTY/                  NO. OF SHARES
     OWNER             DATE         PURCHASED       PRICE PER SHARE
---------------      --------     -------------     ---------------
Robert H. Moton      11/16/04         5,000               0.47
Robert H. Moton      11/16/04         5,000               0.47
Robert H. Moton      11/16/04         5,000               0.46
Robert H. Moton      11/16/04         5,000               0.45
Robert H. Moton      11/16/04         5,000               0.44

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Stevens has an understanding with each of the Owners pursuant to which Mr. Stevens has voting and dispositive power over the Shares owned by the Reporting Parties. This voting and dispositive power can be revoked at any time by the Reporting Parties. By virtue of Mr. Stevens' relationship with SFG (as disclosed in Item 2), Mr. Stevens may be deemed to have voting and dispositive power over Shares held by SFG, and SFG may be deemed to have voting and dispositive power over the Shares held by the Owners. SFG and Mr. Stevens initially identified the Shares as a potential investment opportunity. Except as described herein, none of the Reporting Parties has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

         1.       Joint Filing Agreement*
         2.       Power of Attorney*

----------
*Previously filed as an exhibit to the Original Filing.

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                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:  November 29, 2004

                                               By: /s/ Danniel Stevens
                                                   ---------------------------
                                               Name: Danniel Stevens


                                               STEVENS FINANCIAL GROUP, L.L.C.

                                               By: /s/ Danniel Stevens
                                                   ---------------------------
                                               Name: Danniel Stevens
                                               Its:  Managing Member